Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and nine months ended September 30, 2020

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

CONTENTS
Page

Responsibility for Condensed Consolidated Interim Financial Statements	3

Condensed Consolidated Interim Balance Sheets	4

Condensed Consolidated Interim Statements of Comprehensive Loss	5

Condensed Consolidated Interim Statements of Equity	6

Condensed Consolidated Interim Statements of Cash Flows	7

Notes to the Condensed Consolidated Interim Financial Statements	8 – 27

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for condensed consolidated interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2019. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements, together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility to ensure the financial reporting is in accordance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada
November 4, 2020

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		September 30,	December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash		$23,435	$34,751
Amounts receivable	5	3,026	1,688
Prepaid expenses and other		847	1,179
Derivative assets	14	—	587
Inventories	6	101,395	111,772
		128,703	149,977

Restricted cash	17	5,003	—
Reclamation deposit		250	250
Derivative assets	14	8	200
Property, plant and equipment	7	659,955	672,268

Total assets		$793,919	$822,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17	$41,816	$47,319
Dunebridge revolving credit facility	10 & 17	33,298	—
Decommissioning and restoration liability	8	1,015	2,445
Lease liabilities		518	811
		76,647	50,575

Secured notes payable	9	391,676	378,869
Lease liabilities		890	1,034
Decommissioning and restoration liability	8	61,982	56,071

Shareholders' equity:
Share capital	12	631,321	631,224
Share-based payments reserve	12	6,855	6,111
Deficit		(376,786)	(302,523)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		262,724	336,146

Total liabilities and shareholders' equity		$793,919	$822,695

Going concern	1
Commitments and contingencies	16 & 17

On behalf of the Board:
“Ken Robertson”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Expressed in thousands of Canadian dollars

(Unaudited)

			Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Sales	17		$47,337	$54,832	$146,787	$211,302
Cost of sales:
Production costs	6		32,494	37,699	117,127	115,191
Cost of acquired diamonds			—	2,316	6,486	10,944
Depreciation and depletion			17,018	20,934	47,482	63,325

(Loss) earnings from mine operations			(2,175)	(6,117)	(24,308)	21,842
Exploration and evaluation expenses			145	2,250	3,181	7,768
Selling, general and administrative expenses	13		3,392	2,782	9,679	8,822

Operating (loss) income			(5,712)	(11,149)	(37,168)	5,252
Net finance expenses	11		(10,430)	(9,995)	(30,700)	(29,367)
Derivative losses	14		(1,452)	(2,143)	(50)	(1,132)
Foreign exchange gains (losses)			11,062	(3,134)	(6,345)	13,048
Loss before taxes			(6,532)	(26,421)	(74,263)	(12,199)
Current income taxes			—	(136)	—	(413)
Deferred income taxes			—	772	—	(421)
Total income taxes			—	636	—	(834)
Net loss for the period			$(6,532)	$(25,785)	$(74,263)	$(13,033)
Total comprehensive loss for the period			$(6,532)	$(25,785)	$(74,263)	$(13,033)

Basic and diluted loss per share	12	(iv)	$(0.03)	$(0.12)	$(0.35)	$(0.06)

Basic weighted average number of shares outstanding			210,417,473	210,136,859	210,401,323	210,118,312
Diluted weighted average number of shares outstanding			210,417,473	210,136,859	210,401,323	210,118,312

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes		Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2019			210,102,476	$629,796	$6,750	$(173,765)	$1,334	$464,115
Net loss for the period			—	—	—	(13,033)	—	(13,033)
Share-based payment	12	(iii)	—	—	631	—	—	631
Issuance of common shares – restricted share units			34,999	44	(44)	—	—	—
Balance, September 30, 2019			210,137,475	$629,840	$7,337	$(186,798)	$1,334	$451,713

Balance, January 1, 2020			210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146
Net loss for the period			—	—	—	(74,263)	—	(74,263)
Share-based payment	12	(iii)	—	—	841	—	—	841
Issuance of common shares - restricted share units			25,000	97	(97)	—	—	—
Balance, September 30, 2020			210,417,473	$631,321	$6,855	$(376,786)	$1,334	$262,724

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash provided by (used in):
Operating activities:
Net loss for the period	$(6,532)	$(25,785)	$(74,263)	$(13,033)

Adjustments:
Net finance expenses	10,407	9,957	30,630	29,237
Depreciation and depletion	17,073	20,988	47,646	63,489
Inventory impairment	—	—	16,956	—
Share-based payment expense	274	149	841	631
Derivative losses	1,452	2,143	50	1,132
Foreign exchange (gains) losses	(11,062)	3,134	6,345	(13,048)
Current income taxes	—	136	—	(154)
Deferred income taxes	—	(772)	—	421
	11,612	9,950	28,205	68,675
Changes in non-cash operating working capital:
Amounts receivable	(1,961)	(2,744)	(1,338)	(1,580)
Prepaid expenses and other	(277)	110	332	615
Inventories	8,084	1,019	(13,227)	(9,831)
Accounts payable and accrued liabilities	3,659	5,523	(13,619)	(6,822)
	21,117	13,858	353	51,057
Investing activities:
Restricted cash	(5,003)	—	(5,003)	—
Interest income	18	89	143	346
Purchase of property, plant and equipment	(10,781)	(2,101)	(26,524)	(22,593)
	(15,766)	(2,012)	(31,384)	(22,247)
Financing activities:
Payment of lease liabilities	(142)	(219)	(535)	(610)
Repurchase of secured notes	—	(13,158)	—	(13,158)
Proceeds from settlement of currency contracts	3,019	—	3,019	—
Provided by (repayment of) revolving credit facility	(3,019)	—	32,074	—
Provided by Dunebridge revolving credit facility	3,019	—	3,019	—
Financing costs	(1,450)	(462)	(19,037)	(17,323)
	1,427	(13,839)	18,540	(31,091)

Effect of foreign exchange rate changes on cash	(120)	23	1,175	(162)
Decrease in cash	6,658	(1,970)	(11,316)	(2,443)
Cash, beginning of period	16,777	30,235	34,751	30,708
Cash, end of period	$23,435	$28,265	$23,435	$28,265

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. As of December 31, 2019, the Company was also listed on the NASDAQ under the same symbol. During the nine months ended September 30, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

The Company experienced operating losses of $5.7 million and $37.2 million for the three and nine months ended September 30, 2020. As at September 30, 2020, the Company had working capital of $52.1 million (December 31, 2019 – working capital of $99.4 million).

Amid the COVID-19 pandemic, the Company is experiencing liquidity challenges primarily resulting from the deferral of the periodic normal diamond sales carried out in Antwerp, Belgium. While the Company has recently resumed its normal sales in September, the risk of decreased sales volumes and realized prices, particularly in the last quarter of 2020 and through 2021, could significantly reduce remaining 2020 and 2021 revenue. During the nine months ended September 30, 2020, the Company drew US$25 million from its previous revolving credit facility agreement (“RCF”). The Company was subject to certain financial covenants on its outstanding senior secured notes and RCF which each included cross-covenant default terms. In July 2020, the Company obtained an executed waiver agreement to exempt the Company from the default on these covenants on the RCF, which occurred as at June 30, 2020. In exchange, the Company had agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million and the imposition of additional covenants to August 31, 2020 which the Company was in compliance with. The Company also agreed to repay or provide alternate financing for the US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020. During the three-month period ended September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 10 and 17) for US$25 million to reassign its previously drawn RCF. The uncertainty that the COVID-19 pandemic has caused over potential diamond sales in the near-term, particularly in the last quarter of 2020 and in 2021 along with the need to repay the Dunebridge senior secured revolving credit facility (“Dunebridge RCF”) by September 30, 2021, and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments.

Management may seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints represent material uncertainties that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 7) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on November 4, 2020.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2019.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	Significant accounting policies

(i)	Standards and amendments issued but not yet effective

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and their related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for it’s intended use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of the standard on the Company’s financial statements, and will perform an assessment prior to the effective date of January 1, 2022.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

(i)	specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
(ii)	clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
(iii)	clarifying how lending conditions affect classification; and
(iv)	clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The company is currently evaluating the impact of the standard on the classification of liabilities on the Company’s financial statements, and will perform an assessment prior to the effective date of January 1, 2022.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2019.

5.	AMOUNTS RECEIVABLE

	September 30,	December 31,
	2020	2019
GST/HST receivable	$995	$936
Other receivable	2,031	752
Total	$3,026	$1,688

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

6.                   INVENTORIES

	September 30,	December 31,
	2020	2019
Ore stockpile	$5,915	$8,592
Rough diamonds	53,441	70,190
Supplies inventory	42,039	32,990
Total	$101,395	$111,772

Depreciation and depletion included in inventories at September 30, 2020 is $17,794 (December 31, 2019 - $23,894).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in inventories, for the three and nine months ended September 30, 2020 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $5,751 and $25,622 (three and nine months ended September 30, 2019 - $8,358 and $25,584, respectively).

7.                   PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at September 30, 2020 and December 31, 2019 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2019	$820,106	$4,894	$90	$166,947	$1,564	$993,601
Decommissioning and restoration adjustment	(1,604)	—	—	1,919	—	315
January 1, 2019 IFRS 16 lease additions	2,670	—	—	—	—	2,670
Additions/transfers*	35,162	(4,164)	—	—	—	30,998
Impairment loss	(115,753)	—	—	—	—	(115,753)
At December 31, 2019	740,581	730	90	168,866	1,564	911,831
Decommissioning and restoration adjustment	2,287	—	—	—	—	2,287
Additions/transfers*	25,158	2,840	—	—	—	27,998
At September 30, 2020	$768,026	$3,570	$90	$168,866	$1,564	$942,116

Accumulated depreciation
At January 1, 2019	$(152,350)	$—	$(10)	$—	$—	$(152,360)
Depreciation and depletion	(87,190)	—	(13)	—	—	(87,203)
At December 31, 2019	(239,540)	—	(23)	—	—	(239,563)
Depreciation and depletion**	(42,588)	—	(10)	—	—	(42,598)
At September 30, 2020	$(282,128)	$—	$(33)	$—	$—	$(282,161)

Carrying amounts
At December 31, 2019	$501,041	$730	$67	$168,866	$1,564	$672,268
At September 30, 2020	$485,898	$3,570	$57	$168,866	$1,564	$659,955

*Included in additions of property, plant and equipment for GK is $18,645 (December 31, 2019 - $23,896) related to deferred stripping of which $1,151 relates to the depreciation of earthmoving equipment (December 31, 2019 - $1,778).

**Included in depreciation and depletion is $622 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2019 - $1,093).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

8.	Decommissioning and restoration liability

The decommissioning and restoration liability represents the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2020 and December 31, 2019:

	September 30,	December 31,
	2020	2019
Expected undiscounted cash flows	$60,626	$58,965
Discount rate	1.01%	1.76%
Inflation rate	1.01%	1.35%
Periods	2029	2029

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2020 and December 31, 2019:

	September 30,	December 31,
	2020	2019
Expected undiscounted cash flows	$2,235	$2,235
Discount rate	2.21%	3.71%
Inflation rate	1.96%	1.96%
Periods	2023	2023

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the nine months ended September 30, 2020, and the year ended December 31, 2019, the decommissioning and restoration liability was increased by $3,602 and $2,490, respectively, for an increase in additional disturbance due to ongoing mining activity.

The continuity of the decommissioning and restoration liability at September 30, 2020 and December 31, 2019 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2019	$54,756	$166	$54,922
Change in estimate of discounted cash flows	571	1,919	2,490
Accretion recorded during the period	1,102	2	1,104
Balance, at December 31, 2019	$56,429	$2,087	$58,516
Less: current portion of decommissioning and restoration liability	2,445	—	2,445
Non-current decommissioning and restoration liability, at December 31, 2019	$53,984	$2,087	$56,071
Change in estimate of discounted cash flows	3,602	—	3,602
Accretion recorded during the period	820	59	879
Balance, at September 30, 2020	$60,851	$2,146	$62,997
Less: current portion of decommissioning and restoration liability	1,015	—	1,015
Non-current decommissioning and restoration liability, at September 30, 2020	$59,836	$2,146	$61,982

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

9.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As at September 30, 2020, the Company has an obligation for US$299.9 million or $399.5 million Canadian dollar equivalent from the secured notes payable (December 31, 2019 -US$299.9 million or $389.3 million).

	September 30,	December 31,
	2020	2019
Total outstanding secured notes payable	$399,490	$389,262
Less: unamortized deferred transaction costs and issuance discount	7,814	10,393
Total secured notes payable	$391,676	$378,869

During the three and nine months period ended September 30, 2020, no secured notes payable were purchased by the Company from investors. During the year ended December 31, 2019, US$10 million or approximately $13.2 million Canadian dollar equivalent of secured notes were purchased by the Company from investors.

The secured notes payable is carried at amortized cost on the condensed consolidated interim balance sheet.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility with the Bank of Nova Scotia (“Scotiabank”) and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF had a term of three years and the Company was subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum would have been charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. During the second quarter of 2020, the Company had drawn US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached and for which a waiver was obtained as at July 3, 2020.

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was reassigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million was advanced to the Company. The Dunebridge RCF terms are described in Note 10 below.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

10.	dunebridge revolving credit facility

On September 30, 2020, the Company entered into the Dunebridge RCF (Note 17) for US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants to remain available.

The Dunebridge RCF also requires no further indebtedness be entered into, and no new agreements related to the sale of Diamonds occur without prior written approval from Dunebridge.

Permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

The Dunebridge RCF payable is carried at amortized cost on the condensed consolidated interim balance sheet.

11.	net finance expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Interest income	$18	$89	$143	$346
Accretion expense on decommissioning and restoration liability	(170)	(252)	(879)	(850)
Interest expense	(8,214)	(8,279)	(25,560)	(25,001)
Amortization of deferred financing costs	(868)	(1,236)	(2,578)	(2,900)
Other finance costs*	(1,196)	(317)	(1,826)	(962)
	$(10,430)	$(9,995)	$(30,700)	$(29,367)

*Included in other finance costs for the three and nine months ended September 30, 2020 is $23 and $70 (three and nine months ended September 30, 2019 - $38 and $130, respectively) related to interest on lease liabilities.

12.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at September 30, 2020 is 210,417,473.

No dividends were declared and paid in the nine months ended September 30, 2020 and the year ended December 31, 2019.

Page |14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at September 30, 2020, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,041,747 shares. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	3,518,335	$3.26	3,130,000	$4.17
Granted during the period	—	—	1,090,000	1.30
Expired/forfeited during the period	(585,000)	4.66	(701,665)	4.24
Balance at end of the period	2,933,335	$2.99	3,518,335	$3.26
Options exercisable at the end of the period	1,473,889	$4.12	1,972,223	$4.32

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the December 31, 2019 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,090,000 stock options issued on December 27, 2019 vest 1/3 on December 27, 2020, 1/3 on December 27, 2021 and 1/3 on December 27, 2022.

December 31,
2019
Exercise price	$1.30
Expected volatility	43.33%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	1.64%

The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at September 30, 2020. The Black-Scholes values are measured at the grant date.

Page |15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

At September 30, 2020
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	332	295,000	295,000	3.57
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	967	908,335	605,556	3.48
June 30, 2023	203	200,000	133,333	3.30
June 30, 2023	41	40,000	40,000	3.30
December 27, 2024	436	1,090,000	—	1.30
	$2,617	2,933,335	1,473,889	$2.99

The weighted average remaining contractual life of the options outstanding at September 30, 2020 is 2.64 years (December 31 2019 - 2.86 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

	September 30, 2020		December 31, 2019
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of period	1,065,000	$1.31	368,997	$5.01
Awards and payouts during the period (net):
RSUs awarded	—	—	990,000	1.13
RSUs settled and common shares issued	(25,000)	3.90	(289,997)	5.35
RSUs forfeited	(40,000)	1.13	(4,000)	6.49
Balance at end of the period*	1,000,000	$1.25	1,065,000	$1.31

*As at September 30, 2020, Nil RSUs (December 31, 2019, 16,667 RSUs) have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at September 30, 2020 there are no DSUs outstanding.

Page |16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The share-based payments recognized as an expense for the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Expense recognized in the period
for share-based payments	$274	$149	$841	$631

The share-based payment expense for the three and nine months ended September 30, 2020 and 2019 is included in selling, general and administrative expenses.

iv.	Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Numerator
Net loss for the period	$(6,532)	$(25,785)	$(74,263)	$(13,033)

Denominator
For basic - weighted average number of shares outstanding	210,417,473	210,136,859	210,401,323	210,118,312
Effect of dilutive securities	—	—	—	—
For diluted - adjusted weighted average number of shares outstanding	210,417,473	210,136,859	210,401,323	210,118,312

Loss Per Share
Basic	$(0.03)	$(0.12)	$(0.35)	$(0.06)
Diluted	$(0.03)	$(0.12)	$(0.35)	$(0.06)

For the three and nine months ended September 30, 2020, 2,933,335 stock options and 1,000,000 RSUs were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (three and nine months ended September 30, 2019 - 2,428,335 stock options and 333,998 RSUs).

Page |17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

13.	Selling, general and administrative expenses
	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Selling and marketing	$1,137	$1,409	$3,256	$4,359
General and administrative:
Consulting fees and payroll	420	365	1,350	1,430
Share-based payment expense	274	149	841	631
Depreciation	55	55	164	164
Office and administration	245	167	629	451
Professional fees	950	275	2,494	732
Promotion and investor relations	143	77	316	215
Director fees	63	71	181	190
Transfer agent and regulatory fees	99	102	337	346
Travel	6	112	111	304
	$3,392	$2,782	$9,679	$8,822

14.	Derivative assets and liabilities

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

During the first quarter of 2020, the Company entered into foreign currency forward swap contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine. During the three months ended September 30, 2020, all foreign currency forward swaps, previously entered into were settled, as a result of the RCF settlement in the quarter (Note 9).

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward swap contracts are recognized in net income or loss as gains or losses on derivatives.

Page |18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Foreign Currency Forward Contracts

The following table presents the various derivatives as at September 30, 2020 and December 31, 2019:

	September 30,	December 31
	2020	2019
Prepayment option embedded derivatives	$8	$200
Foreign currency contract derivative assets	—	587
	8	787

Current portion of foreign currency contracts assets	—	587
Current portion of derivative assets	—	587
Non-current derivative assets	$8	$200

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2020 and 2019:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(Loss) gain on derivative contracts - currency contracts	$(1,456)	$(1,902)	$158	$457
Gain (loss) on prepayment option embedded derivative	4	(241)	(208)	(1,589)
Total	$(1,452)	$(2,143)	$(50)	$(1,132)

15.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page |19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
September 30, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$8	$—	$8	$—	$8	$—	$8
	$—	$8	$—	$8
Financial assets not measured at fair value
Cash	$23,435	$—	$—	$23,435	23,435	—	—	23,435
Restricted cash	5,003	—	—	5,003	5,003	—	—	5,003
Amounts receivable	3,026	—	—	3,026	3,026	—	—	3,026
	$31,464	$—	$—	$31,464
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$41,816	$41,816	41,816	—	—	41,816
Dunebridge revolving credit facility	—	—	33,298	33,298	—	33,298	—	33,298
Secured notes payable	—	—	391,676	391,676	316,856	—	—	316,856
	$—	$—	$466,790	$466,790

	Carrying amount				Fair value
	Assets at Fair value through		Liabilities at
December 31, 2019	amortized cost	profit and loss	amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$787	$—	$787	$—	$787	$—	$787
	$—	$787	$—	$787
Financial assets not measured at fair value
Cash	$34,751	$—	$—	$34,751	34,751	—	—	34,751
Amounts receivable	1,688	—	—	1,688	1,688	—	—	1,688
	$36,439	$—	$—	$36,439
Financial liabilities measured at fair value
Derivative liabilities	$—	$—	$—	$—	—	—	—	—
	$—	$—	$—	$—
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$47,319	$47,319	47,319	—	—	47,319
Secured notes payable	—	—	378,869	378,869	378,083	—	—	378,083
	$—	$—	$426,188	$426,188

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 9).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Page |20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

16.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$2,641	$—	$—	$—	$2,641
Gahcho Kué Diamond Mine decommissioning fund	20,000	20,000	10,000	—	50,000
Dunebridge revolving credit facility - Principal	33,298	—	—	—	33,298
Dunebridge revolving credit facility - Interest	1,665	—	—	—	1,665
Notes payable - Principal	—	399,490	—	—	399,490
Notes payable - Interest	32,403	48,649	—	—	81,052
	$90,007	$468,139	$10,000	$—	$568,146

17.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge Worldwide Ltd. and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

During the nine month period ended September 30, 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. The fees calculated per each sale are fixed at 10% of the value of each future Dunebridge sale for the first year and 10% per year pro-rated for years 2 and 3. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price has been determined using the Company’s price book, adjusted for the estimated current underlying market conditions. As at September 30, 2020, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Although the potential amendment has been approved, the agreement has not yet been executed as the Company is now selling through its traditional sales channel in Antwerp, Belgium. The approval provides the Company with additional liquidity support, in the event that the traditional sales channel becomes disrupted.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 10). The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.

Page |21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at September 30, 2020, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2019 - $23.3 million).

During the nine month period ended September 30, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the three months ended September 30, 2020, the Company funded its first amount of $5 million into the decommissioning fund, and is presented as restricted cash on the balance sheet.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at September 30, 2020 and December 31, 2019 were as follows:

	September 30,	December 31,
	2020	2019
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,610	$12,316
Payable to De Beers Canada Inc. for interest on letters of credit	512	353
Revolving credit facility with Dunebridge Worldwide Ltd.	33,298	—
Payable to key management personnel	169	567

*included in accounts payable and accrued liabilities

The transactions for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
The total of the transactions:
International Investment and Underwriting	$—	$23	$—	$48
Remuneration to key management personnel	474	359	1,475	1,525
Diamonds sold to Dunebridge Worldwide Ltd.	36,095	—	66,671	—
Diamonds sold to De Beers Canada Inc.	—	—	5,551	10,152
Diamonds purchased from De Beers Canada Inc.	2,745	7,556	5,482	12,838
Finance costs incurred from De Beers Canada Inc.	17	177	159	524
Finance costs incurred from Dunebridge Worldwide Ltd.	333	—	333	—
Assets purchased from De Beers Canada Inc.	—	42	42	42
Management fee charged by the Operator of the GK Mine	1,092	1,038	3,276	3,114

Page |22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Consulting fees, payroll, director fees, bonus and other short-term benefits	$320	$268	$995	$1,076
Share-based payments	154	114	480	497
	$474	$382	$1,475	$1,573

In accordance with International Accounting Standard 24, Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

18.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

Page |23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended September 30, 2020

	GK Mine	KNP	Total

Sales	$47,337	$—	$47,337
Cost of sales:
Production costs	32,494	—	32,494
Depreciation and depletion	17,018	—	17,018

Loss from mine operations	(2,175)	—	(2,175)
Exploration and evaluation expenses	(85)	230	145
Selling, general and administrative expenses	3,377	15	3,392

Operating loss	(5,467)	(245)	(5,712)
Net finance expenses	(10,410)	(20)	(10,430)
Derivative losses	(1,452)	—	(1,452)
Foreign exchange gains	11,062	—	11,062

Net loss before taxes	$(6,267)	$(265)	$(6,532)

Total assets	$623,039	$170,880	$793,919
Total liabilities	$528,922	$2,273	$531,195

Page |24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the nine months ended September 30, 2020

	GK Mine	KNP	Total

Sales	$146,787	$—	$146,787
Cost of sales:
Production costs	117,127	—	117,127
Cost of acquired diamonds	6,486	—	6,486
Depreciation and depletion	47,482	—	47,482

Loss from mine operations	(24,308)	—	(24,308)
Exploration and evaluation expenses	827	2,354	3,181
Selling, general and administrative expenses	9,644	35	9,679

Operating loss	(34,779)	(2,389)	(37,168)
Net finance expenses	(30,642)	(58)	(30,700)
Derivative losses	(50)	—	(50)
Foreign exchange losses	(6,345)	—	(6,345)

Net loss before taxes	$(71,816)	$(2,447)	$(74,263)

Total assets	$623,039	$170,880	$793,919
Total liabilities	$528,922	$2,273	$531,195

Page |25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended September 30, 2019

	GK Mine	KNP	Total

Sales	$ 54,832	$ -	$ 54,832
Cost of sales:
Production costs	37,699	-	37,699
Cost of acquired diamonds	2,316	-	2,316
Depreciation and depletion	20,934	-	20,934

Loss from mine operations	(6,117)	-	(6,117)
Exploration and evaluation expenses	1,814	436	2,250
Selling, general and administrative expenses	2,777	5	2,782

Operating loss	(10,708)	(441)	(11,149)
Net finance expenses	(9,995)	-	(9,995)
Derivative losses	(2,143)	-	(2,143)
Foreign exchange losses	(3,134)	-	(3,134)

Net loss before taxes	$ (25,980)	$ (441)	$ (26,421)

Total assets	$ 784,342	$ 168,983	$ 953,325
Total liabilities	$ 501,100	$ 512	$ 501,612

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the nine months ended September 30, 2019

	GK Mine	KNP	Total

Sales	$211,302	$—	$211,302
Cost of sales:
Production costs	115,191	—	115,191
Cost of acquired diamonds	10,944	—	10,944
Depreciation and depletion	63,325	—	63,325

Earnings from mine operations	21,842	—	21,842
Exploration and evaluation expenses	3,868	3,900	7,768
Selling, general and administrative expenses	8,810	12	8,822

Operating income (loss)	9,164	(3,912)	5,252
Net finance expenses	(29,366)	(1)	(29,367)
Derivative gains	(1,132)	—	(1,132)
Foreign exchange gains (losses)	13,049	(1)	13,048

Net loss before taxes	$(8,285)	$(3,914)	$(12,199)

Total assets	$784,342	$168,983	$953,325
Total liabilities	$501,100	$512	$501,612

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